BRIGGS AND MORGAN

Professional Association

2200 IDS Center

Minneapolis, MN 55402

(612) 977-8400

January 12, 2015

Writer’s Direct Dial:	Writer’s E-mail:
(612) 977-8727	asherod@briggs.com

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             CACHET FINANCIAL SOLUTIONS, INC.

REGISTRATION STATEMENT ON FORM S-1

Ladies and Gentlemen:

On behalf of Cachet Financial Solutions, Inc. (the “Company”), attached please find an EDGAR transmission of a resale registration statement on Form S-1 pursuant to the Securities Act of 1933, as amended.

If you have any questions, please contact the undersigned at (612) 977-8727 or Darin McAreavey, the Company’s Chief Financial Officer, at (952) 698-5214.

Very truly yours,

/s/ Alec C. Sherod
Alec C. Sherod

cc:	Darin McAreavey